Financial Statements

SpaceFab.US, Inc.

(a Delaware Corporation)

December 31, 2016

;



Haynie & Company
(a professional corporation)

Certified Public Accountants and Management Consultants
4910 Campus Drive Newport Beach, California 92660-2119   (949) 724-1880   FAX (949) 724-1889

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
SpaceFab.US, Inc.

We have reviewed the accompanying financial statements of SpaceFab.US, Inc. which comprise the balance sheet as of December 31, 2016, and the related statements of operations and cash flows from inception, January 14, 2016 through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Haynie & Company

April 18, 2017
Newport Beach, California

Associated Offices in Salt
Lake City and Ogden, Utah,
and Denver, Colorado

A member of PrimeGlobal (formerly IGAF Worldwide),
a worldwide association of independent accounting firms

PrimeGlobal

SpaceFab.US, Inc.
Balance Sheet
December 31, 2016

ASSETS

Current assets:
  Cash and cash equivalents

$ 3,152

Total assets

$ 3,152

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Income tax payable

$ 800

Total current liabilities

800

Loan from officer

16,809

Total liabilities

17,609

Stockholder's equity (deficit):
  Common stock, $.00001 par value, 10,000,000 shares
   authorized, 4,000,000 shares issued and outstanding

$ 40

  Accumulated deficit

(14,497)

Total stockholder's deficit

-

Total liabilities and stockholder's equity

$ 3,152

See independent accountant's review report and notes to financial statements.

2

SpaceFab.US, Inc.
Statement of Operations
From Inception, January 14, 2016 through December 31, 2016

Income:

Income	$	-
Total income		-

Operating expenses:

General and administrative	10,902
Research and development	2,795
Total operating expenses	13,697
Provision for income taxes	800
Net loss	$ (14,497)

See independent accountant's review report and notes to financial statements.

SpaceFab.US, Inc.
Statement of Cash Flows
From Inception, January 14, 2016 through December 31, 2016

Cash flows from operating activities:

Net loss	$	(14,497)
(Increase) decrease in assets:		
Other current assets		-
Increase (decrease) in liabilities:		
Account payable to officer		-
Income tax payable		800
Total from operating activities		(13,697)

Cash flows from investing activities:

Total from investing activities	-

Cash flows from financing activities:

Proceeds from loans from officers	16,809
Proceeds from common stock	40
Total from financing activities	16,849
Net increase in cash and cash equivalents	3,152
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 3,152

**Supplemental disclosures of cash flow
information:**

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See independent accountant's review report and notes to financial statements.

SpaceFab.US, Inc.
Notes to Financial Statements

1. <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>Organization and nature of business</u>

SpaceFab.US, Inc. was organized on January 14, 2016 in the State of Delaware. SpaceFab.US, Inc. is building a space telescope business which will provide both space observation services and Earth observation services. The Company will also build a space based exponential manufacturing service, which make it less expensive to manufacture in space than to manufacture on the Earth.

<u>Use of estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Going concern</u>

The financial statements have been prepared assuming the Company will continue as a going concern. However, the Company has experienced a net loss of approximately $14,497, and has negative cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Nevertheless, management plans to raise money via Regulation Crowdfunding. Accordingly, it is considered appropriate for the financial statements to be prepared on a going concern basis. The financial statements do not contain any adjustments that might result from this uncertainty.

<u>Income taxes</u>

The Company files income tax returns in the U.S. federal and California jurisdictions. All years are subject to income tax examinations, and the Company has not filed any returns as yet.

The Company reports its income and expenses and calculates its income tax liability for income tax purposes on the cash method of accounting. Under the cash method of accounting, revenue is not recognized until received and expenses are not deducted until actually paid. In addition, there are other differences in recognizing and reporting income between federal income tax law and generally accepted accounting principles used for financial statement purposes. These differences include direct expensing election allowed under IRC Section 179, the use of tax credits, and the use of tax loss carry backs and carry forwards allowed under tax law. These differences may create assets and liabilities which represent expected benefits and obligations that are expected to be realized at some time in the future and must then be recognized in the financial statements.

SpaceFab.US, Inc.
Notes to Financial Statements

1.   <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED**)</u>

<u>Cash and cash equivalents</u>

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company, from time to time, maintains cash balances that exceed the Federal Deposit Insurance Corporation limits. Amounts in excess of these limits as of December 31, 2016 were $0.

<u>Long-lived assets</u>

Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Management has evaluated the long-lived assets and has not identified any impairment as of December 31, 2016.

<u>Revenue recognition</u>

Revenue will be recognized in the future as contracts are signed.

<u>Fair value of financial Instruments</u>

The carrying value of cash and cash equivalents approximates the current value due to the short-term nature of these instruments.

<u>Subsequent event disclosures</u>

The Company has evaluated subsequent events through April 18, 2017, the date which the financial statements were available.

SpaceFab.US, Inc.
Notes to Financial Statements

2.   <u>**PROVISION FOR INCOME TAX**</u>

The provision for income taxes for the period ended December 31, 2016 consisted of the following:

Current:		
Federal	$	-
State		800
		800
Deferred:		
Federal and state		-
Total provision for income taxes	$	800

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Temporary differences between financial reporting and income tax reporting result primarily from the differences in accounting for depreciation, California franchise taxes, and the difference in accrual basis accounting for financial statements and cash basis accounting for tax reporting.

3.   <u>**RELATED PARTY TRANSACTIONS**</u>

The Company has received a loan from a related party. This loan will be paid back as the Company begins to accumulate cash flows in future years.

4.   <u>**STOCK OPTION PLAN**</u>

The Company has established a stock plan in 2016. As of December 31, 2016, the Company has reserved 2,500,000 shares for the Plan, of which 1,000,000 shares have been optioned.